盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

39TH FLOOR
TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

SEC MAIL PROCESSING RECEIVED JAN 03 2006 WASH, D.C. 209 SECTION

Our Ref: 22277-00002

December 29, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

06010042

SUPPL

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

PROCESSED
JAN 05 2006
THOMSON
FINANCIAL

Carrie Jieyi Li

HK1 335935v.1

File No.: 82-34696

COSL
China Oilfield Services Limited
中海油田服务股份有限公司

/www.cosl.com.cn/Press Room/Press Release



COSL signs new geothermal well cementing services contract in the Philippines

(28 December, 2005 – Beijing) China Oilfield Services Limited ("COSL" or the "Company"; Stock code: 2883HK.) is pleased to announce that it has signed a two-year geothermal well cementing services contract with Philippine National Oil Corporate ("PNOC"). Mr. PAUL A.AQUINO, CEO and President of PNOC attended the signing ceremony for the agreement.

As COSL has always been providing quality cementing services to its clients, the Company successfully won the bid among competitions with other international peers. The development plan of the geothermal well cementing services contract in the Philippines includes 28 wells. The total amount of the two-year contract is approximately US$3.7 million and the drilling operation is expected to commence in March 2006. According to the terms of the contract, COSL will provide PNOC with facilities, tools, manpower and technical support in order to help PNOC to extract geothermal energy for power generation.

Mr. Yuan Guangyu, CEO and President of COSL, said, "International expansion strategy has always been one of the four strategies embraced by the Company upon listing. Recently, apart from the new drilling contracts we obtained in Myanmar and Australia, we have also secured more and more international services contracts in other business segments. This contract signifies an important breakthrough for COSL's cementing services in the overseas market. We would like to thank PNOC for the recognition of our service quality. Looking ahead, we will further enhance our service quality, in order to win more contracts from our new and existing customers."

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